February 22, 2011

Via EDGAR and by courier

Milwood Hobbs
Staff Accountant
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C.  20549

RE:	China Natural Gas, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed October 1, 2010
File No. 001-34373

Dear Mr. Hobbs:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated February 2, 2011, to China Natural Gas, Inc. (“we,” “us” or the “Company”) regarding the Form 10-K/A for the fiscal year ended December 31, 2009, filed by the Company on October 1, 2010 (the “Form 10-K/A”).

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

General

Staff Comment:

1.           On the facing page of the draft of Amendment No. 3 of your Form 10-K/A attached to your response as Annex A, we note that you have included as the file number 001-31539 when the file number currently assigned to you in EDGAR is 001-34373. Please revise the facing page of your draft of Amendment No. 3, confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing current and periodic reports in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

Company Response:

The Company respectfully advises the Staff that it will revise the facing page of Amendment No. 3 to the Form 10-K/A as requested, confirms that it understands 001-34373 is the file number currently assigned to it in EDGAR and confirms that it will use the current filing number when filing current and periodic reports in the future.

Item 9A. Controls and Procedures, page 64

Management's Report on Internal Control over Financial Reporting (Restated), page 65

Staff Comment:

2.           We note your response to comment three in our letter dated December 30, 2010 regarding the individuals primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting. Please elaborate in further detail on the training and experience that the Chief Financial Officer, Financial Controller, and Senior Internal Control Auditing Specialist participate in to support your conclusion that they have sufficient knowledge of U.S. GAAP and SEC rules and regulations.

Company Response:

In addition to the information provided in our previous response letter, we respectfully advise the Staff as follows:

Chief Financial Officer

Our Chief Financial Officer was the Chief Financial Officer of Yanglin Soybean, Inc. (OTCBB: YSYB) for almost 4 years before he joined China Natural Gas, Inc. During his service for Yanglin Soybean, Inc., he received continuous on-the-job training on U.S. GAAP from various independent auditors and external financial consultants and on SEC rules and regulations from various legal counsels, which training has continued since he joined our Company. He led the preparation and review of the financial statements and SEC filings of Yanglin Soybean, Inc. during his service period with that company and discussed accounting policies and treatment with independent auditors. He continuously studies U.S. GAAP, AICPA course materials and SEC reporting and disclosure rules and regulations. Thus, we believe he has accumulated sufficient knowledge in U.S. GAAP and SEC rules and regulations and has gained sufficient experience in these areas.

 As we noted in our previous response letter, our Chief Financial Officer received a Master of Professional Accounting degree from Shanghai University of Finance and Economics. During his study in that university, he studied accounting, corporate finance and capital markets matters at an advanced level. He is also an affiliate of the Association of Chartered Certified Accountants (ACCA), and we believe he will soon receive his full ACCA membership after completing certain procedures to prove his professional experience.

Financial Controller

As noted in our previous response letter, our Financial Controller graduated from Shaanxi Financial College with a bachelor’s degree in accounting. After graduation, he worked for Xi'an Hi-Tech Group, which is a large real estate enterprise group based in China. During his service for Xi'an Hi-Tech Group, he self-studied international financial reporting standards (“IFRS”), U.S. GAAP and differences between IFRS, U.S. GAAP and China GAAP, and he assisted with the preparation of financial statements. While working for Fujitsu, which we referred to in our previous response letter as one of the world’s top 500 companies that was listed on both the Tokyo Stock Exchange and New York Stock Exchange, our financial controller worked closely with, and received training from, Deloitte, Fujitsu’s external auditors, on U.S. GAAP since 2009.  Our financial controller continuously self-studies SEC reporting rules and regulations and U.S. GAAP.

Senior Internal Control Auditing Specialist

As noted in our previous response letter, our Senior Internal Control Auditing Specialist is a Certified Internal Auditor (CIA), which is a designation awarded by The Institute of Internal Auditors following a four-part exam by which individuals demonstrate their competence and professionalism in the internal auditing field.  During 2006 and 2007, he joined the China branch of the International Internal Audit and Control Association and completed online courses regarding China GAAP, including the training program "Internal Audit Activity's Role in Governance, Risk and Control," an online continuing legal education course for internal controllers provided by the China Accounting Network School, a commercial company in China that provides online training to professionals on a variety of business, finance and accounting matters. The lecturer of this online course is a partner of Deloitte & Touché China. He also gained five years experience in auditing while employed by a Chinese certified public accounting firm. He has received training on U.S. GAAP and internal controls provided by Ernst & Young during its engagement by the Company (which is described in our response to comment 4 in our previous response letter). Our Senior Internal Control Auditing Specialist has also self-studied IFRS and the differences between U.S. GAAP and China GAAP, SEC reporting rules and regulations, and internal controls practices.

Item 10. Directors, Executive Officers and Corporate Governance, Annex A page 1

Staff Comment:

3.           We received your response to comment seven in our letter dated December 30, 2010 and your proposed revised disclosure. Please describe the business experience of Mr. Yeung for the past five years without any gaps or ambiguities, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e)(1) of Regulation S-K. Please explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed disclosure.

Company Response:

The Company respectfully advises the Staff that it will include the following disclosure with respect to Mr. Yeung's business experience in the amendment to the Form 10-K/A that the Company will file in response to this comment letter:

Mr. Carl Yeung has been a member of our Board of Directors since August 2008. Mr. Yeung is the Chief Financial Officer of Sky-Mobi Limited, a position he has held since February 2010. Sky-Mobi is a China based mobile application software developer. From 2006 to February 2010, Mr. Yeung was the chief financial officer of ATA Inc., a computer-based testing and testing-related service provider based in China and listed on the NASDAQ Global Market. From 2002 to 2006, Mr. Yeung worked as an analyst and associate at Merrill Lynch (Asia Pacific) Limited. Mr. Yeung also served as an independent non-executive director of China Natural Gas, Inc., a NASDAQ-listed integrated natural gas operator in China, from 2008 to November 2010. Mr. Yeung received his bachelor’s degree in economics with concentrations in finance and operations management from the Wharton School, University of Pennsylvania, and his bachelor’s degree in applied science with a concentration in systems engineering from the School of Engineering and Applied Sciences, University of Pennsylvania, in 2002. The Board selected Mr. Yeung to serve as a director because of his knowledge of the Company’s affairs and his understanding of financial reporting and internal control over financial reporting.

 *           *           *           *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K/A;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K/A; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience.  You may reach me at +86 (29) 8832 7391.

Sincerely,

China Natural Gas, Inc.

By:	/s/ Qinan Ji
Name:	Qinan Ji
Its:	Chairman and Chief Executive Officer

Enclosures

cc:	DLA Piper
Gene Buttrill, Esq. (via e-mail: gene.buttrill@dlapiper.com)